FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(Names of Registrants)

Date of end of last fiscal year:

June 30, 2002

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds Medium-Term Notes	A$648,619,000 US$ Nil	Luxembourg Stock Exchange(1) None(1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications of behalf of the Registrants from the Securities and Exchange Commission:

Mr. Robert Witynski

Australian Consulate-General

150 East 42nd Street, 34th Floor

New York, New York 10117-5612

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by amending the reference on the facing page to refer to the newly appointed Consul of the Commonwealth of Australia and by attaching hereto, as Exhibit (c)(iii) the Queensland Treasury Corporation Half-Yearly Report for the six months ended December 31, 2002, as Exhibit (c)(iv) the Queensland State Accounts for the quarter ended September 30, 2002, as Exhibit (c)(v) the 2002-03 Mid Year Fiscal and Economic Review, and as Exhibit (h)(ii) the consents of Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Graeme Garrett, Team Leader Corporate Services, Queensland Treasury Corporation; Mr. Stephen R. Rochester, Chief Executive, Queensland Treasury Corporation; Mr. L.J. Scanlan, Auditor-General, State of Queensland; and Sir Leo Hielscher, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 29 day of April, 2003.

QUEENSLAND TREASURY CORPORATION

By:	/S/ STEPHEN R. ROCHESTER
Name: Stephen R. Rochester Title: Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on 8 May 2003.

GOVERNMENT OF QUEENSLAND

By:	/S/ TERENCE MACKENROTH
Name: The Honourable, Terence Mackenroth, MP Title: Treasurer

EXHIBIT INDEX

EXHIBIT (c)(iii) Queensland Treasury Corporation Half-Yearly Report for the Six Month ended December 31, 2002

EXHIBIT (c)(iv) Queensland State Accounts for the Quarter ended September 30, 2002

EXHIBIT (c)(v) 2002-03 Mid Year Fiscal and Economic Review

EXHIBIT (h)(ii) Consents